

July 26, 2012

Via E-mail
Michael W. Bonney
President and Chief Executive Officer
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421

Re: Cubist Pharmaceuticals, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2011
         Filed February 27, 2012
         File No. 000-21379

Dear Mr. Bonney:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of operations
Results of Operations
Research and Development Expense, page 70

1.   Please tell us the amount of R&D costs by year for each late and early stage product candidate described on pages 10 and 11. Reconcile the total for the projects for each year to your total R&D costs disclosed on your statements of income..

Consolidated Financial Statements
Notes to Consolidated Financial Statements
G. Inventory, page 129

2.   Please tell us why you believe the ENTEREG inventory acquired from Adolor is expected to be sold over a period of approximately eight years. Include in your response the estimated shelf life of ENTEREG and please explain to us whether your long-term inventory is work-in-process as indicated in the table on page 129 or raw materials as indicated on page 18 of your March 31, 2012 Form 10-Q. To the extent that your long-

term inventory represents work-in-process, please tell us whether there are any extraordinary complexities in the manufacturing process that necessitate a significant lead time for production. To the extent that your long-term inventory represents raw materials, separately tell us the shelf lives of the raw materials and your finished goods and clarify whether production of finished goods with raw materials nearing the expiration of their shelf life impacts the ultimate shelf life of the final product.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald Abbott at (202) 551-3608 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant